

September 30, 2011

Via Facsimile
A. Scott Dockter
President
Steele Resources Corporation
3081 Alhambra Drive
Suite 208
Cameron Park, CA 95682

> **Re:** **Steele Resources Corporation**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed March 31, 2011, as amended**
> **Form 8-K filed September 9, 2011**
> **File No. 000-53474**

Dear Mr. Dockter:

We have reviewed your filings and your response letter dated September 19, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed September 9, 2011

1. We note your response to comments one and two of our letter dated September 8, 2011. In your responses, you state that INCT has forfeited all rights to the Mineral Hill Project and recognizes that you are the 100% owner of the property. However, your current report on Form 8-K, filed September 9, 2011, states that "[s]ubject to the repayment/assumption of the $540,000 and the 8% interest in the Reclamation Phase, INCT relinquishes all ownership rights in the Mineral Hill property and is relieved of any further funding obligations relating to the Mineral Hill Property." Moreover, we note that Item 8 of the Termination Agreement states that INCT "will" forfeit its ownership rights and you "will become" the 100% owner of the site. Thus, it appears that your assumption of 100% of the ownership of the Mineral Hill project is contingent on your repayment/assumption of the outstanding $540,000 due to INCT. Please clearly explain

to us the current ownership of the rights to the Mineral Hill project, and provide an example of the disclosure you intend to provide in your Quarterly Report on the period-ended September 30, 2011 regarding ownership of this property.

2. We note that in your Termination Agreement with INCT, you disclose that you have issued a $250,000 note payable to INCT in connection with a payment made to you on March 18, 2011. Please provide us with your analysis of why you were not required to file this note as a material agreement pursuant Item 601(b)(10) of Regulation S-K. Alternatively, please file this note as an exhibit to your next periodic filing.

3. We note your website and your recent Form 8-K joint venture agreements reference the terms ore and/or ore stockpiles. A reserve is defined as that part of a mineral deposit which could be economically and legally extracted at the time of the determination and are customarily stated using terms such as ore when dealing with metalliferous minerals. In SEC filings, the terms ores, ore grade, ore stockpile, or ore body are treated the same as the term reserve, since not all deposits or stockpiles are necessarily reserves. Please remove the term ore and/or ore stockpile from your disclosures on your website, your future filings and press releases.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Roger Linn, Esq.
    Facsimile: (916) 788-2850